
Mail Stop 3561

February 21, 2017

Philip Evans
Chief Financial Officer
Expo Event Holdco, Inc.
31910 Del Obispo Street
Suite 200
San Juan Capistrano, California 92675

> **Re: Expo Event Holdco, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted February 7, 2017**
> **CIK No. 0001579214**

Dear Mr. Evans:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary Consolidated Financial Data, page 17

1. We note your response to comment 7 that the management fee will not recur after the offering and that acquisition and transition costs are variable and discretionary. However, Item 10(e)(1)(ii) of Regulation S-K prohibits excluding charges or liabilities that required or will require cash settlement from a non-GAAP liquidity measure not just normal or recurring cash charges. Since the title of adjusted free cash flow suggests it is a liquidity measure, please reconsider this guidance.

Use of Proceeds, page 39

2. We note your response to comment 8. Under Instruction 6 of Item 504 of Regulation S-K, the significance of an acquisition speaks not to whether disclosure is required but to the amount of disclosure required. Please disclose the status of any acquisition negotiations.

Management's Discussion and Analysis of Financial Condition

Results of Operations

Revenues, page 53

3. We note your response to comment 10 as well as your disclosure in the second paragraph of this section, that "[t]his growth reflected strong volume demand in Gift, Home & General Merchandise, along with modest price increases, as well as volume and pricing increases in Sports." This disclosure indicates that you measure and are able to attribute changes in revenue in a particular industry sector to changes in the amount of booth space sold and to changes in prices. Please separately quantify the changes in revenue attributable to changes in price and volume in the Gift, Home & General Merchandise and Sports sectors or provide us with additional detail about the metrics management uses to assess period-to-period financial performance.

4. In addition, we note your response to comment 11 and that you have updated your disclosures. However, it does not appear that your discussion regarding the increase in revenues was updated to explain the underlying causes of the strong volume demand or price increases. Please provide your readers with clarification of the underlying drivers of those changes.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 61

5. We note your response to comment 13 and the updates to your disclosure. Please revise your critical accounting policy to include the methods that management used to determine the fair value of the company's shares. For example, please disclose if you use the income approach, the market approach or some combination.

Notes to Consolidated Financial Statements

Impairment of Long-lived Assets Other than Goodwill and Indefinite-Lived Intangible Assets, page F-11

6. We note your response to comment 21. Please explain to us in more detail the economic environment that caused the royalty rate assumption to decrease. Please also tell us in more detail why this was considered an indicator of impairment for long-lived assets.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348 or Jim Allegretto, Senior Assistant Chief Accountant, at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Lisa Kohl, Legal Branch Chief, at 202-551-3252, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Jim Allegretto for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Daniel Bursky, Esq.